[redacted]

09056265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street
(No. and Street)

Saddle Brook (City) NJ (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Glicklin, CPA
(Name – *if individual, state last, first, middle name*)

1600 Front Street (Address) East Meadow (City) NY (State) 11554 (Zip Code)

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24 day of Feb, 2009

JOSEPHINE TORRES
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/19/2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [illegible] Retained Earnings
- ☒ (e) Statement of Changes in Stockholders' Equity [illegible]
- ☒ (f) Statement of [illegible] Cash Flows
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) [illegible] Independent Auditor's Report on Internal Control
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT
1600 FRONT STREET
EAST MEADOW, NY 11554

TEL. (516) 486-7850
FAX (516) 486-7911

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Auditor's Report

To the Board of Directors and Stockholders of
Trade Manage Capital, Inc.

I have audited the accompanying Statement of Financial Condition of Trade Manage Capital, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Glicklin, CPA
February 10, 2009

Trade Manage Capital, Inc.
Statement of Financial Condition
As of December 31, 2008

Exhibit A

Assets

Cash		$2,492,569.98
Accounts Receivable-Clearance Account		30,042.02
-Other		113,372.11
Fixed Assets at Cost - Net of Accumulated Depreciation		130,176.57
Loans Receivable from Non Customers		43,400.00
Other Assets - Prepaid Expenses & Security Deposits		78,076.17
Total Assets		$2,887,636.85

Liabilities and Stockholders Equity

Liabilities		
Accrued Expenses and Accounts Payable		$768,695.73
Stockholders Equity		
Capital Stock Issued		
Common Stock .001 Par Value, Issued and Outstanding 1,467,764 Shares	$2,725,571.34	
Additional Paid In Capital	164,000.25	
Retained Earnings Per Exhibit C	(147,252.29)	
Total	$2,742,319.30	
Less: Cost of Treasury Stock	(623,378.18)	
Total Stockholders Equity		2,118,941.12
Total Liabilities & Stockholders Equity		$2,887,636.85

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Income
For the Calendar Year 2008

Exhibit B

Revenues		
Commissions etc.		$13,517,328.39
Interest & Dividends		10,747.28
Total Revenues		$13,528,075.67
Expenses		
Commissions, Employees' Compensation & Benefits (Schedule B-1)	$6,478,092.42	
Selling, General & Administrative Expenses (Schedule B-2)	1,295,410.80	
Regulatory Expenses (Schedule B-3)	47,686.98	
Total Expenses		7,821,190.20
Net Income Before Federal Income Taxes		$5,706,885.47
Less: Provision For Federal Income Taxes		0.00
Net Income (Note 5)		$5,706,885.47

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Commissions, Employees Compensation & Benefits
For The Calendar Year 2008

Schedule B-1

Employees' Salaries & Bonuses Etc.	$3,494,020.87
Officers' Salaries & Bonuses	2,613,165.44
Payroll Taxes	212,323.41
Employees' Pension Fund (Note 2)	104,283.82
Employees' Group Insurance	54,298.88
Total	$6,478,092.42

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Selling, General & Administrative Expenses
For the Calendar Year 2008

Schedule B-2

Data Services Quotes etc.	$629,703.08
Rent (Note 3)	162,014.31
Computer & Internet Expenses	85,682.44
NASDAQ and Other Exchange Fees	84,437.52
Telephone & Utilities	74,881.66
Advertising	62,507.22
Error Expense	49,339.58
Office Supplies & Expenses etc.	42,815.03
Travel, Entertainment & Business Promotion	33,871.76
Insurance (Note 4)	24,393.66
Repairs & Maintenance	20,056.88
Charitable Contributions	10,575.00
Professional Fees and Services	4,392.25
Account Fees	4,249.06
Depreciation Of Fixed Assets	2,945.00
State Income & Franchise Taxes	2,139.00
Interest Expense	1,407.35
Total	$1,295,410.80

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Regulatory Fees & Expenses
For the Calendar Year 2008

Schedule B-3

FINRA Expenses, Licenses & Filing Fees Etc.	$37,961.98
Accounting & Auditing	9,725.00
Total	$47,686.98

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Retained Earnings
For the Calendar Year 2008

Exhibit C

Balance - Beginning of Year	($564,131.31)
Add: Net Income Per Exhibit B	5,706,885.47
Less: Distributions to Shareholders	(5,290,006.45)
Balance - End of Year	($147,252.29)

Statement of Changes in Stockholders Equity
For the Calendar Year 2008

Exhibit D

Balance - Beginning of Year	$1,702,062.10
Add: Net Income Per Exhibit B	5,706,885.47
Distributions to Shareholders	(5,290,006.45)
Balance - End of Year	$2,118,941.12

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Statement of Cash Flows
For the Calendar Year 2008

Exhibit E

Cash Flows From Operating Activities		
Net Income Per Exhibit B		$5,706,885.47
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease in Accounts Receivable	$178,946.02	
Decrease in Prepaid Expenses & Security Deposits Etc.	13,057.39	
Increase in Accounts Payable, Accrued Expenses etc	155,113.75	
Depreciation	2,945.00	
Improvements to New Office	(132,544.92)	
Total Adjustments		217,517.24
Net Cash Provided By Operating Activities		$5,924,402.71
Cash Flows From Financing Activities		
Decrease in Loans Receivable	57,658.17	
Distributions to Shareholders	(5,290,006.45)	
Net Cash Used in Financing Activities		(5,232,348.28)
Increase in Cash		$692,054.43
Cash at Beginning of Year		1,800,515.55
Cash at End of Year		$2,492,569.98
Supplemental Disclosure of Cash Flow Information:		
State Income Tax Payments During the Year		$2,080.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation of Net Capital
As of December 31, 2008

Schedule 1

Total Stockholders Equity - Exhibit A		$2,118,941.12
Less: Non Allowable Assets Included In Exhibit A		
Prepaid Expenses & Security Deposits	$78,076.17	
Fixed Assets	130,176.57	
Loans Receivable From Non Customers	43,400.00	
Total Non Allowable Assets		251,652.74
Net Capital Before Haircuts on Securities Positions		$1,867,288.38
Less: Haircuts on Money Market Funds		(4,757.09)
Net Capital		$1,862,531.29

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3
As of December 31, 2008

Schedule 2

Not Applicable*

Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-3
As of December 31, 2008

Schedule 3

Not Applicable*

*The above Schedules numbered 2 and 3 are not applicable since the Corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared through Pershing LLC.

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2008

Schedule 4

Net Capital Per Schedule 1	$1,862,531.00
Net Capital Per Form X17A-5 Unaudited Focus Report	2,051,386.00
Difference - Decrease	($188,855.00)
The Above Difference is Reconciled as Follows:	
Decrease In Accrued Accounts Receivable	$40,846.00
Increase in Accrued Expenses & Taxes Payable	148,009.00
Total Difference	$188,855.00

Trade Manage Capital, Inc.
Computation of Aggregate Indebtedness & Percentage of
Aggregate Indebtedness to Net Capital
As of December 31, 2008

Schedule 5

Aggregate Indebtedness Liabilities	
Accrued Expenses & Accounts Payable (Exhibit A)	$768,695.73
Total Aggregate Indebtedness	$768,695.73
Percentage of Aggregate Indebtedness to Net Capital	4.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Trade Manage Capital, Inc.
Notes to Financial Statements
December 31, 2008

Note 1 - Date of Incorporation and Nature of Firm's Business

The company was incorporated in New York State on June 1, 1976 under the name of Yamner & Co., Inc. Its name was changed to Trade Manage Capital, Inc. by amendment dated March 31, 2005.

The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) whose name was changed to Financial Industry Regulatory Authority Inc. (FINRA) during the year 2007.

During the month of November 2005 all of the original stock certificates titled in the name of Yamner & Co., Inc. were voided and replaced with new certificates in the name of Trade Manage Capital, Inc.

Note 2 - Employee Pension Fund

The corporation adopted a Pension Fund for the benefit of its employees during the month of December 1981.

Said Fund was discontinued for the calendar year 2001 and the corporation replaced it with a 401(K) Plan for the benefit of its employees. Contributions have been made to this plan by Trade Manage Capital, Inc. for the calendar year 2008 in the amount of $104,283.82.

Note 3 - Rent

The corporation rents offices at 299 Market Street, Saddle Brook, New Jersey, pursuant to a lease starting December 1, 2000 and ending November 30, 2005. The lease was renewed for the term of one year ending November 30, 2006 and subsequently renewed for an additional 13 months ended December 31, 2007 and further extended for 24 months ending December 31, 2009.

This lease has a base rent of $94,625 per annum to be paid in equal monthly installments of $7885.52 plus a prorate share of all real estate tax increases above the base year 2007 plus an increase in operating costs.

Pursuant to a lease dated October 2006, the corporation rents office space at 280 North Midland Avenue, Saddle Brook, New Jersey for an emergency back up facility and ancillary offices. This lease is for five years commencing November 1, 2006 and ending October 31, 2011 at a fixed annual rent of $44,880.00 plus 2.0646% of the municipal real estate taxes.

However, during the month of January 2009 the corporation vacated the premises at 280 North Midland Ave, Saddle Brook, New Jersey and moved its back up facility to an office at 15-01 Pollitt Avenue, Fairlawn, New Jersey. This property was purchased by a limited liability company owned by Mr. Steven Goldman during the month of September 2008. Rent for this space will commence during the year 2009.

Note 4 - Insurance

As a member of the NASD, the corporation obtained a Securities Dealer Blanket Bond from the National Union Fire Insurance Company of Pittsburgh, PA, effective February 3, 1983. The policy has been renewed for the year November 1, 2008-2009. Said policy has a limit of liability amounting to $1,000,000.00 and it is subject to a loss deductible of $10,000.00.

The total premium applicable to the year 2008 is reflected in Insurance Expense on Exhibit B.

The corporation is a member of the Securities Investors Protection Corporation. Assessments paid to said corporation are included in Insurance Expenses on Exhibit B.

Note 5 - Net Income

The Corporation elected to be treated as a Small Business Corporation for Federal and State Income Taxes effective with the tax year beginning January 1, 2000. Accordingly, no provision is made herein for Federal Income Taxes, although appropriate State Income and Franchise Taxes are included in Schedule B-2.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Report on Internal Control Required by SEC Rule 17 s-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Trade Manage Capital, Inc.

In planning and performing my audit of the financial statements of Trade Manage Capital, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess Margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Glicklin, CPA
East Meadow, NY
February 10, 2009